UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-36187

EVOGENE LTD.

  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot

Rehovot 7638517, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On October 28, 2026, Evogene issued a press release announcing Acute Graft-Versus-Host Disease (aGVHD) as the target indication for its internal AI-driven drug discovery program. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibits

Exhibit No.
99.1	Press Release: Evogene Announces Acute Graft-Versus-Host Disease (aGVHD) as the Target Indication for Its Internal AI-Driven Drug Discovery Program

Incorporation by Reference

The contents of Exhibit 99.1 to this Form 6-K, excluding the statements of Head of Tumor Immunology at University Medical Center Freiburg, the Director of the Adult Stem Cell Transplantation Program at the Dana-Farber Cancer Institute and the Chief Development Officer of Evogene, are incorporated by reference in the registration statements on Form F-3 (Securities and Exchange Commission File No.’s 333-277565 and 333-294650), and Form S-8 (SEC File No.’s 333-193788, 333-201443, 333-203856, 333-259215, 333-286197 and 333-294648) of Evogene, and will be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2026	EVOGENE LTD. (Registrant) By: /s/ Ofer Haviv Ofer Haviv Chief Executive Officer